January 16, 2015

For information on the Tender Offer:

Financial Advisors: (800) 628-1237

Shareholders: (844) 337-4626 or (844) 33-PIMCO

PIMCO Media Relations: (212) 739-4212

PTY ANNOUNCES TENDER OFFER FOR AUCTION RATE PREFERRED SHARES AND PTY, PCN, PFL AND PFN ANNOUNCE CHANGES TO INVESTMENT POLICIES

NEW YORK, NY, January 16, 2015 – PIMCO Corporate & Income Opportunity Fund (NYSE: PTY) today announced that it will commence a voluntary tender offer on January 16, 2015 (the “Tender Offer”) for up to 100% of its outstanding auction rate preferred shares (“ARPS”) at a price equal to 87% of the ARPS’ per share liquidation preference of $25,000 per share (or $21,750 per share) and any unpaid dividends accrued through the expiration date of the Tender Offer. In addition, each tendering ARPS holder will be entitled to one non-transferrable contingent payment right, as discussed below.

Additionally, PTY, PIMCO Corporate & Income Strategy Fund (NYSE: PCN), PIMCO Income Strategy Fund (NYSE: PFL) and PIMCO Income Strategy Fund II (NYSE: PFN) (each, a “Fund” and, collectively, the “Funds”) each announced that its Board of Trustees has approved changes to its non-fundamental investment policies (i.e., policies that may be changed by the Board of Trustees and without shareholder approval) as noted below. The changes and new policies took effect immediately.

PTY Tender Offer

PTY will commence the Tender Offer for up to 100% of its outstanding ARPS at a price equal to 87% of the ARPS’ per share liquidation preference of $25,000 per share (or $21,750 per share) and any unpaid dividends accrued through the expiration date of the Tender Offer. In addition, each tendering ARPS holder will be entitled to one non-transferrable contingent payment right.

The contingent payment right represents a non-transferrable contractual right of any ARPS holder who participates in the Tender Offer to receive an additional payment from PTY if PTY completes an additional tender offer for its ARPS or a voluntary redemption of its ARPS during the three-hundred and sixty-five (365) calendar days following the expiration date of the Tender Offer, and such subsequent tender offer or voluntary redemption is for a price per ARPS that is greater than 87% of the ARPS’ liquidation preference. The additional payment would be equal to the number of ARPS accepted for payment in PTY’s Tender Offer multiplied by the price differential per share between the price received in the Tender Offer and the price of such subsequent tender offer or voluntary redemption by PTY.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell ARPS of PTY. PTY has not yet commenced the Tender Offer described in this press release. Upon commencement of the Tender Offer, PTY will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, a related letter of transmittal and other related documents (the “Tender Offer Documents”). The Tender Offer Documents, when available, will be sent electronically to holders of the ARPS. ARPS holders of PTY may obtain additional copies of the Tender Offer Documents for PTY, without charge, by contacting the Tender Agent for the Tender Offer, Deutsche Bank Trust Company Americas, at (877) 843-9767. ARPS holders can also obtain the Tender Offer Documents free of charge when they are filed and become available on the Securities and Exchange Commission’s website at www.sec.gov. ARPS holders should read these documents and related exhibits for PTY when they are filed and become available as the documents will contain important information about the Tender Offer.

Any questions regarding the Tender Offer can be directed to PTY’s Tender Agent, Deutsche Bank Trust Company Americas, at (877) 843-9767.

Changes to PTY, PCN, PFL and PFN Investment Policies

PTY/PCN

Each of PTY and PCN has to date observed the following non-fundamental investment policies (the “Former PTY/PCN Credit Quality Policies”):

The Fund usually will attempt to maintain a portfolio with an average credit quality that is investment grade, rated at least Baa3 by Moody’s Investors Services Inc. (“Moody’s”) or BBB- by Standard & Poor’s Financial Services, LLC (“S&P”) or based, with respect to unrated securities, on comparable credit quality determinations made by PIMCO. . . . Within the investment grade spectrum, the Fund will tend to focus on corporate debt obligations rated in the lowest investment grade category (Baa by Moody’s or BBB by S&P). . . . The Fund has the flexibility to invest up to 50% of its total assets in debt securities that are below investment grade quality, including unrated securities, and will normally focus these investments in the highest non-investment grade category (rated Ba by Moody’s or BB by S&P).

The Former PTY/PCN Credit Quality Policies have been replaced in their entirety with the following new non-fundamental investment policies (such new policies are hereinafter referred to as the “New Credit Quality Policies”):

The Fund will not normally invest more than 20% of its total assets in debt instruments, other than mortgage-related and other asset-backed securities, that are, at the time of purchase, rated CCC or lower by S&P and Fitch, Inc. and Caa1 or lower by Moody’s, or that are unrated but determined by PIMCO to be of comparable quality to securities so rated (the “20% Limit”).

The Fund may invest without limitation in mortgage-related and other asset-backed securities regardless of rating - i.e., of any credit quality.

PFL/PFN

Each of PFL and PFN has to date observed the following non-fundamental investment policy (the “Former PFL/PFN Credit Quality Policy”):

The Fund will not invest more than 20% of its total assets in securities that are, at the time of purchase, rated CCC/Caa or lower by each agency rating the security or that are unrated but judged by PIMCO to be of comparable quality.

The Former PFL/PFN Credit Quality Policy has been replaced in its entirety with the New Credit Quality Policies (i.e., the same policies adopted for PTY and PCN).

Rationale

The Funds’ investment manager, Pacific Investment Management Company LLC (“PIMCO”), recommended these investment policy changes for the Funds because they believe the changes will provide the Funds with additional investment flexibility in pursuing their investment objectives.

PIMCO believes that rescinding the Former PTY/PCN Credit Quality Policies and adopting the New Credit Quality Policies will provide each of PTY and PCN with greater flexibility to invest across the quality spectrum and maintain its income goals in light of current interest rate spreads between investment grade corporate bonds and U.S. Treasuries, and will allow PTY and PCN to more effectively achieve its investment objectives while still maintaining prudent diversification.

By implementing the 20% Limit (which, other than the exception for mortgage-related and other asset-backed securities, is already in place for PFL and PFN), PIMCO seeks to ensure that the Funds continue to have investment quality limits in place that would limit the Funds’ exposures to undue risk in the lower credit quality sector of the below investment grade universe.

PIMCO believes that implementing the non-fundamental investment policy allowing each Fund to invest without limit in mortgage-related and other asset-backed securities regardless of credit rating will be beneficial in providing the Funds with greater flexibility in pursuing opportunities in the below investment grade segment of the market for privately-issued mortgage-related and other asset-backed securities, which PIMCO believes may have attractive risk/return profiles in current and future market environments.

Risk Factors

In general, lower rated debt securities carry a greater degree of risk that the issuer will lose its ability to make interest and principal payments, which could have a negative effect on the net asset value of a Fund’s common shares or common share dividends. Securities of below investment grade quality are regarded as having predominantly speculative characteristics with respect to capacity to pay interest and repay principal, and are commonly referred to as “high yield” securities or “junk bonds.” High yield securities involve a greater risk of default and their prices are generally more volatile and sensitive to actual or perceived negative developments, such as a decline in the issuer’s revenues or revenues of underlying borrowers or a general economic downturn, than are the prices of higher grade securities. Debt securities in the lowest investment grade category also may be considered to possess some speculative characteristics by certain rating agencies. An economic downturn could severely affect the ability of issuers (particularly those that are highly leveraged) to service their debt obligations or to repay their obligations upon maturity. Lower-rated securities are generally less liquid than higher-rated securities, which may have an adverse effect on a Fund’s ability to dispose of a particular security. As a result, a Fund could find it more difficult to sell these securities or may be able to sell these securities only at prices lower than if such securities were widely traded. To the extent a Fund focuses on below investment grade debt obligations, PIMCO’s capabilities in analyzing credit quality and associated risks will be particularly important, and there can be no assurance that PIMCO will be successful in this regard.

A Fund’s credit quality policies apply only at the time a security is purchased, and the Fund is not required to dispose of a security in the event that a rating agency or PIMCO downgrades its assessment of the credit characteristics of a particular issue. Analysis of creditworthiness may be more complex for issuers of high yield securities than for issuers of higher quality debt securities.

Under the New Credit Quality Policies, a Fund may invest in securities rated in the lower rating categories (Caa1 or lower by Moody’s or CCC or lower by either S&P or Fitch) or that are unrated but determined by PIMCO to be of comparable quality to securities so rated. For these securities, the risks associated with below investment grade instruments are more pronounced. A Fund may also purchase defaulted or stressed securities, which involve heightened risks.

Mortgage-related and other asset-backed securities often involve risks that are different from or more acute than risks associated with other types of debt instruments. For instance, these securities may be particularly sensitive to changes in prevailing interest rates. Rising interest rates tend to extend the duration of mortgage-related securities, making them more sensitive to changes in interest rates, and may reduce the market value of the securities. This is known as extension risk. In addition, mortgage-related securities are subject to prepayment risk—the risk that borrowers may pay off their mortgages sooner than expected, particularly when interest rates decline. This can reduce a Fund’s returns because the Fund may have to reinvest that money at lower prevailing interest rates. The Fund’s investments in other asset-backed securities are subject to risks similar to those associated with mortgage-related securities, as well as additional risks associated with their structure and the nature of the assets underlying the security and the servicing of those assets. Due to their often complicated structures, various mortgage-related and asset-backed securities may be difficult to value and may constitute illiquid investments. The values of mortgage-related and other asset-backed securities may be substantially dependent on the servicing of the underlying asset pools, and are therefore subject to risks associated with the negligence by, or defalcation of, their servicers. Furthermore, debtors may be entitled to the protection of a number of state and federal consumer credit laws with respect to these securities, which may give the debtor the right to avoid or reduce payment.

Investments in below investment grade and mortgage-related and other asset-backed securities may involve particularly high levels of risk.

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The Funds’ daily New York Stock Exchange closing market prices, net asset values per share, as well as other information, including updated portfolio statistics and performance are available at pimco.com/closedendfunds or by calling the Funds’ shareholder servicing agent at (844) 33-PIMCO. Updated portfolio holdings information about a Fund will be available approximately 15 calendar days after such Fund’s most recent fiscal quarter end, and will remain accessible until such Fund files a Form N-Q or a shareholder report for the period which includes the date of the information.

About PIMCO

PIMCO is a leading global investment management firm with offices in 12 countries throughout North America, Europe and Asia. Founded in 1971, PIMCO offers a wide range of innovative solutions to help millions of investors worldwide meet their needs. Our goal is to provide attractive returns while maintaining a strong culture of risk management and long-term discipline. PIMCO is the investment manager of the Funds and is owned by Allianz S.E., a leading global diversified financial services provider.

Except for the historical information and discussions contained herein, statements contained in this news release constitute forward-looking statements. These statements may involve a number of risks, uncertainties and other factors that could cause actual results to differ materially, including the performance of financial markets, the investment performance of PIMCO’s sponsored investment products and separately managed accounts, general economic conditions, future acquisitions, competitive conditions and government regulations, including changes in tax laws. Readers should carefully consider such factors. Further, such forward-looking statements speak only on the date at which such statements are made. PIMCO undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statement.

This material contains the current opinions of the author and not necessarily PIMCO and such opinions are subject to change without notice. This material has been distributed for informational purposes only and should not be considered as investment advice or a recommendation of any particular security, strategy or investment product. Neither the Funds, nor the Funds’ Board of Trustees, nor PIMCO, makes any recommendation as to whether to tender or not to tender any ARPS in the Tender Offer. Information contained herein has been obtained from sources believed to be reliable, but not guaranteed. No part of this material may be reproduced in any form, or referred to in any other publication, without express written permission. PIMCO and YOUR GLOBAL INVESTMENT AUTHORITY are trademarks or registered trademarks of Allianz Asset Management of America L.P. and Pacific Investment Management Company LLC, respectively, in the United States and throughout the world. ©2014, PIMCO